Exhibit 99.1

Notice of Extraordinary General Meeting

Radiopharm Theranostics Limited ACN 647 877 889

Notice of Extraordinary General Meeting

Radiopharm Theranostics Limited ACN 647 877 889

Notice is given that the Extraordinary General Meeting of Radiopharm Theranostics Limited ACN 647 877 889 (Company) will be held at:

Location	Level 3, 62 Lygon Street, Carlton, Victoria 3053 and virtually via the Automic Investor Portal by following the instructions contained in this Notice of Meeting
Date	Wednesday 3 December 2025
Time	5:00 pm (Melbourne time) Registration from 4:45 pm (Melbourne time)

Online meeting details

The Company will hold the Meeting both in person at Level 3, 62 Lygon Street, Carlton, Victoria 3053 and virtually through Automic Investor Portal via investor.automic.com.au. Shareholders that have an existing account with Automic will be able to watch, listen and vote online.

Shareholders who do not have an account with Automic are strongly encouraged to register for an account as soon as possible and well in advance of the Meeting to avoid any delays on the day of the Meeting.

An account can be created via the following link investor.automic.com.au and then clicking on “register” and following the prompts. Shareholders will require their holder number (Securityholder Reference Number (SRN) or Holder Identification Number (HIN)) to create an account with Automic.

To access the virtual meeting on the day:

1.	Open your internet browser and go to investor.automic.com.au

2.	Login with your username and password or click “register” if you haven’t already created an account. Shareholders are encouraged to create an account prior to the start of the meeting to ensure there is no delay in attending the virtual meeting.

3.	After logging in, a banner will display at the bottom of your screen to indicate that the meeting is open for registration, click on “Register” when this appears. Alternatively, click on “Meetings” on the left-hand menu bar to join the meeting.

4.	Click on “Join Meeting” and follow the prompts on screen to register and vote.

Shareholders will be able to vote (see the “Voting virtually at the Meeting” section of this Notice of Meeting below) and ask questions at the virtual meeting.

The Company will also provide Shareholders with the opportunity to ask questions during the Meeting in respect to the formal items of business as well as general questions in respect to the Company and its business.

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Voting virtually at the Meeting

Shareholders who wish to vote virtually on the day of the AGM can do so by logging into the Automic shareholder portal.

1.	Open your internet browser and go to investor.automic.com.au

2.	Login using your username and password. If you do not already have an account, click “Register” and follow the prompts. Shareholders are encouraged to register prior to the commencement of the Meeting to avoid delays in accessing the virtual platform.

3.	After logging in, a banner will appear at the bottom of your screen when the Meeting is open for registration. Click “Register”. Alternatively, select Meetings from the left-hand menu.

4.	Click on “Join Meeting” and follow the prompts.

5.	When the Chair of the Meeting declares the poll open, select the “Voting” dropdown menu on the right-hand side of your screen.

6.	Select either the “Full” or “Allocate” option to access your electronic voting card.

7.	Follow the prompts to record your voting direction for each resolution and click “Submit votes”. For allocated votes, the number of votes submitted must not exceed your remaining available units. Important: Votes cannot be amended once submitted.

For further information on the live voting process please see the Registration and Voting Guide at https://www.automicgroup.com.au/virtual-agms/

It is recommended that Shareholders wishing to attend the Meeting log in from 15 to 30 minutes prior to the scheduled start time.

If Shareholders are unable to attend the Meeting they are encouraged to return the proxy form to the Company in accordance with the instructions thereon.

Returning the proxy form will not preclude a Shareholder from attending and voting at the Meeting should they elect to do so.

If you have any questions regarding attendance at, or submitting questions for, the Meeting, please contact the Company’s share registry, Automic, by telephone on 1300 288 664 (from within Australia) or +61 2 9698 5414 (outside of Australia).

Shareholder Questions

Whilst Shareholders will be provided with the opportunity to submit questions online at the Meeting, it would be desirable if the Company was able to receive them in advance.

Shareholders are therefore requested to send any questions they may have for the Company or its Directors at the virtual Annual General Meeting to the Company Secretary via email Au.cosec@acclime.com with subject ‘RAD EGM 2025’.

Please note that not all questions may be able to be answered during the Meeting. In this case answers will be made available on the Company’s website after the Meeting.

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Special Business

Resolution 1 – Ratification of prior issue of First Tranche Placement Shares to Placement Participants

To consider and, if in favour, to pass the following resolution as an ordinary resolution:

1	‘That, for the purposes of ASX Listing Rule 7.4 and for all other purposes, Shareholders ratify the issue of 415,706,190 Placement Shares (First Tranche Placement Shares) previously issued on 24 October 2024, as detailed and on the terms in the Explanatory Memorandum.’

The Directors unanimously recommend you vote in favour of this resolution.

Resolution 2 – Approval to issue Second Tranche Placement Shares

To consider and, if in favour, to pass the following resolution as an ordinary resolution:

2	‘That, for the purposes of Listing Rule 7.1 and for all other purposes, Shareholders approve the proposed issuance and allotment of up to 750,960,477 Placement Shares (Second Tranche Placement Shares) to sophisticated and professional investors under the Placement, as detailed in the Explanatory Memorandum.’

The Directors unanimously recommend that you vote in favour of this resolution.

Resolution 3 – Approval to issue Placement Attaching Options

To consider and, if in favour, to pass the following resolution as an ordinary resolution:

3	‘That, for the purposes of Listing Rule 7.1 and for all other purposes, Shareholders approve the issuance of up to 1,166,666,667 Placement Attaching Options to sophisticated and professional investors under the Placement on the terms set out in the Explanatory Memorandum.’

The Directors unanimously recommend that you vote in favour of this resolution.

Resolution 4 – Approval to issue SPP Attaching Options

To consider and, if in favour, to pass the following resolution as an ordinary resolution:

4	‘That, for the purposes of Listing Rule 7.1 and for all other purposes, Shareholders approve the issuance of up to 166,666,667 SPP Attaching Options to eligible shareholders under an SPP on the terms set out in the Explanatory Memorandum.’

The Directors unanimously recommend that you vote in favour of this resolution.

Dated: 4 November 2025

By order of the Board

Phillip Hains

Company Secretary

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Voting Exclusion Statement

Corporations Act

For the purposes of section 224 Corporations Act, the Company will not disregard a vote if:

(a)	it is cast by a person as a proxy appointed in writing that specifies how the proxy is to vote on the proposed resolution; and

(b)	it is not cast on behalf of a related party or associate of a related party of the Company to whom the resolution would permit a financial benefit to be given or an associate of such a related party.

Listing Rules

In accordance with the Listing Rule 14.11, the Company will disregard votes cast in favour of the resolution by or on behalf of:

Resolution 1 – Ratification of prior issue of First Tranche Placement Shares to Placement Participants	any person who participated in the issue or who is a counterparty to the agreement being provided and an associate of that person or those persons.
Resolution 2 – Approval to issue Second Tranche Placement Shares	any person who is expected to participate in, or who will obtain a material benefit as a result of, the proposed issue (except a benefit solely by reason of being a holder of ordinary securities in the Company) or any associate of their associates.
Resolution 3 – Approval to issue Placement Attaching Options
Resolution 4 – Approval to issue SPP Attaching Options

However, this does not apply to a vote cast in favour of a resolution by:

(a)	a person as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with directions given to the proxy or attorney to vote on the resolution in that way;

(b)	the chair of the Meeting as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with a direction given to the chair to vote on the resolution as the chair decides; or

(c)	a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

(i)	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the resolution; and

(ii)	the holder votes on the resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

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Notes

(a)	Terms used in this Notice of Meeting which are defined in the Explanatory Memorandum have the meaning given to them in the Explanatory Memorandum.

(b)	Subject to the Corporations Act, a Shareholder who is entitled to attend and cast a vote at the Meeting is entitled to appoint a proxy.

(c)	The proxy need not be a Shareholder of the Company. A Shareholder who is entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise.

(d)	If you wish to appoint a proxy and are entitled to do so, then complete and return the attached proxy form to the Company’s share registry Automic Registry Service Limited as detailed in the attached proxy form.

(e)	You can also lodge your proxy online at https://investor.autommic.com.au/#/loginsah which is also located on the front of the accompanying proxy form. Alternatively, you can scan the QR code with your mobile device.

(f)	To be effective, the proxy must be received at the share registry of the Company no later than 5:00 pm (Melbourne time) on 1 December 2025 (48 hours before the commencement of the meeting).

(g)	A corporation may elect to appoint a representative in accordance with the Corporations Act in which case the Company will require written proof of the representative’s appointment which must be lodged with or presented to the Company before the meeting.

(h)	The Company has determined under regulation 7.11.37 Corporations Regulations that for the purpose of voting at the meeting or adjourned meeting, securities are taken to be held by those persons recorded in the Company’s register of Shareholders as at 7.00 pm (Melbourne time) on 1 December 2025 .

(i)	If you have any queries, including how to cast your votes, please contact the Company’s registered office on 03 9824 5254 (within Australia) or +61 3 9824 5254 (outside Australia) during business hours.

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Explanatory Memorandum

This Explanatory Memorandum accompanies the notice of the EGM of the Company to be held at 5:00 pm Melbourne time on 3 December 2025 at Level 3, 62 Lygon Street, Carlton, Victoria 3053 and online via the Automic Investor Portal at https://portal.automic.com.au/investor/home.

The Explanatory Memorandum has been prepared to assist Shareholders in determining how to vote on the resolutions set out in the Notice of Meeting and is intended to be read in conjunction with the Notice of Meeting.

Background

1	As announced to ASX on 20 October 2025, Radiopharm is currently undertaking a capital raising to raise gross funds of approximately $35 million to support its clinical trial pipeline and otherwise for general working capital of the Company.

Placement

2	The capital raising involves a two-tranche placement (Placement) of fully paid ordinary shares (Placement Shares) to sophisticated and professional investors introduced by the Lead Manager in Australia and the Placement Agent in the US (Placement Participants).

3	The first tranche of the Placement consists of the issuance of 415,706,190 Placement Shares in the Company (First Tranche Placement Shares) at an issue price of $0.03 per Share (Placement Price). The First Tranche Placement Shares were issued and allotted to the Placement Participants on 24 October 2025.

4	Subject to Shareholder approval at the EGM, the second tranche of the Placement is proposed to consist of the issuance of up to 750,960,477 Placement Shares at the Placement Price (Second Tranche Placement Shares).

5	If the issue of the Second Tranche Placement Shares is approved by Shareholders, it is anticipated that the Second Tranche Placement Shares will be issued and allotted to the Placement Participants on or about 10 December 2025.

6	Under the Placement, Placement Participants are anticipated to receive one free attaching option (Placement Attaching Options) for every new share subscribed for under the Placement, with an aggregate of approximately 1,166,666,667 Placement Attaching Options to be issued.

7	The Placement Attaching Options will have an exercise price of $0.039 per Option with an expiration of 31 October 2027 and are subject to Shareholder approval. It is intended that the Placement Attaching Options will be quoted on the ASX, subject to meeting all requirements under ASX Listing Rule 2.5. The terms of the Placement Attaching Options are otherwise set out in Schedule 1 to this Notice of Meeting.

SPP

8	The Placement is being followed by a Share Purchase Plan (SPP) for existing eligible shareholders with registered addresses in Australia or New Zealand on the Record Date (Eligible Shareholders), with applications up to a maximum of $30,000. The SPP will be made to Eligible Shareholders on the same terms as the Placement and will be subject to Shareholder approval at the EGM.

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9	Under the SPP, Eligible Shareholders are anticipated to receive one fully paid ordinary share (SPP Shares) with one free attaching option (SPP Attaching Options), with an aggregate of approximately 166,666,667 SPP Attaching Options to be issued.

10	The SPP Attaching Options will have an exercise price of $0.039 per Option with an expiration of 31 October 2027 and are subject to Shareholder approval. It is intended that the SPP Attaching Options will be quoted on the ASX. The terms of the SPP Attaching Options are otherwise set out in Schedule 1 to this Notice of Meeting.

Resolution 1: Ratification of prior issue of First Tranche Placement Shares to Placement Participants

The purpose of Resolution 1 is for Shareholders to ratify, under ASX Listing Rule 7.4, and for all other purposes, the previous issue and allotment of the 415,706,190 First Tranche Placement Shares to Placement Participants on the terms set out herein.

ASX Listing Rule 7.1

11	Broadly speaking, and subject to a number of exceptions, ASX Listing Rule 7.1 limits the amount of equity securities that a listed company can issue without the approval of its shareholder over any 12-month period to 15% of the fully paid ordinary securities it had on issue at the start of that 12-month period.

12	Under Listing Rule 7.1A, an eligible entity can seek approval from its members, by way of a special resolution passed at its annual general meeting, to increase this 15% limit by an extra 10% to 25%. Relevant to shares the subject of this Resolution, Shareholders approved the additional 10% capacity under Listing Rule 7.1A at the Company’s annual general meeting on 24 November 2024.

13	Given, the issue of the 415,706,190 First Tranche Placement Shares does not fall under any of the relevant exemptions set out in ASX Listing Rule 7.2 and as it has not yet been approved by Shareholders, it utilises 326,587,068 equities of the Company’s 15% capacity under ASX Listing Rule 7.1, and 89,119,122 of the Company’s 10% capacity under ASX Listing Rule 7.1A, reducing the Company’s capacity to issue further Equity Securities without Shareholder approval for the 12-month period following the issue of the First Tranche Placement Shares.

ASX Listing Rule 7.4

14	ASX Listing Rule 7.4 provides that the shareholders of a listed company may approve an issue of equity securities after it has been made or agreed to be made. If they do, the issue will be treated as having been made with approval for the purpose of ASX Listing Rule 7.1, thereby replenishing the Company’s capacity, enabling it to issue further securities up to that limit without shareholder approval.

15	The Company wishes to retain as much flexibility as possible to issue additional Equity Securities into the future without having to obtain shareholder approval for such issuance under ASX Listing Rule 7.1. Accordingly, the Company is seeking Shareholders’ ratification pursuant to ASX Listing Rule 7.4 for the issue of the First Tranche Placement Shares.

16	Resolution 1 seeks Shareholder ratification pursuant to ASX Listing Rule 7.4 for the issue of the First Tranche Placement Shares.

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Technical information required by ASX Listing Rule 14.1A

17	If Resolution 1 is passed, Shareholder will have ratified the issue of the Placement Shares, and the issue of the Placement Shares will no longer utilise a portion of the Company’s 15% placement capacity under ASX Listing Rule 7.1 or a portion of the Company’s 10% placement capacity under ASX Listing Rule 7.1A, meaning that the Company will have an increased ability to issue Equity Securities over the next 12 months without seeking Shareholder Approval.

18	If Shareholders do not approve Resolution 1, the Company’s ability to raise additional equity funds over the next 12 months without Shareholder approval will be restricted.

Technical information required by ASX Listing Rule 7.5

19	Pursuant to and in accordance with the requirements of ASX Listing Rule 7.5, the following information is provided in relation to Resolution 1:

(a)	the First Tranche Placement Shares, being 415,706,190 fully paid ordinary shares, have been issued to the Placement Participants, sophisticated and professional investors which have been identified and introduced by the Lead Manager in Australia and the Placement Agent in the US (none of which are Material Persons), pursuant to the terms of the Placement;

(b)	the First Tranche Placement Shares were issued on or about 24 October 2025;

(c)	the material terms of the Placement have been summarised in paragraphs 2 to 7 above and in the Company’s ASX announcement dated 20 October 2025;

(d)	the Placement Shares were issued for $0.03 per Placement Share; and

(e)	the Placement Shares were issued for the purpose of funding drug manufacturing, clinical trials and administration, working capital, corporate costs and offer costs.

Directors’ recommendation

20	The Directors unanimously recommend that Shareholders vote in favour of Resolution 1.

Resolution 2: Approval to issue Second Tranche Placement Shares

21	The purpose of Resolution 2 is for Shareholders to approve, under ASX Listing Rule 7.1 and for all other purposes, the issue and allotment of the Second Tranche Placement Shares to the Placement Participants pursuant to the Placement. Further details in relation to the Placement are set out in Sections 2 to 5 above.

22	Subject to a number of exceptions, ASX Listing Rule 7.1 limits the amount of Equity Securities that a listed company can issue without the approval of its shareholders over any 12-month period to 15% of the fully paid ordinary securities it had on issue at the start of that period.

23	The issue of the Second Tranche Placement Shares does not fall under any of the relevant exemptions. Resolution 2 therefore proposes the approval of the granting of the Second Tranche Placement Shares for the purpose of satisfying the requirements of ASX Listing Rule 7.1.

Technical information required by Listing Rule 14.1A

24	If Resolution 2 is passed, the Second Tranche Placement Shares will be issued with Shareholder approval pursuant to Listing Rule 7.1 and the Second Tranche Placement Shares will not utilise a portion of the Company’s 15% placement capacity, meaning the Company will have an increased ability to issue Equity Securities over the next 12 months without seeking Shareholder approval.

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25	If Shareholders do not approve Resolution 2, the issuance will not occur given the Company’s available capacity under Listing Rule 7.1 and 7.1A.

Technical information required by Listing Rule 7.3

26	Pursuant to and in accordance with the requirements of Listing Rule 7.3, the following information is provided in relation to Resolution 2:

(a)	the securities are to be allotted to the Placement Participants, sophisticated and professional investors which have been identified and introduced by the Lead Manager in Australia and the Placement Agent in the US (none of which are Material Persons);

(b)	the maximum number of securities to be issued is 750,960,477 Placement Shares;

(c)	the Second Tranche Placement Shares are expected to be issued within ten business days of the Meeting but in any event, not more than three months after Shareholder approval;

(d)	the issue price for the Second Tranche Placement Shares is $0.03 per Share;

(e)	the funds raised by the issue of the Second Tranche Placement Shares will be used to support the Company’s clinical trial pipeline and otherwise for general working capital of the Company; and

(f)

Directors’ Recommendation

27	The Directors unanimously recommend that you vote in favour of this resolution.

Resolution 3: Approval to issue Placement Attaching Options

28	The purpose of Resolution 3 is for Shareholders to approve, under ASX Listing Rule 7.1 and for all other purposes, the issue of up to 1,166,666,667 Placement Attaching Options with an exercise price of $0.039 per Option and an expiry date of 31 October 2027.

29	As described above in Resolution 1, subject to a number of exceptions, ASX Listing Rule 7.1 limits the amount of Equity Securities that a listed company can issue without the approval of its Shareholders over any 12-month period to 15% of the fully paid ordinary securities it had on issue at the start of that period.

30	The issue of the Placement Attaching Options does not fall under any of the relevant exemptions. Resolution 3 therefore proposes the approval of the granting of the Placement Attaching Options for the purpose of satisfying the requirements of ASX Listing Rule 7.1.

31	If Resolution 3 is approved and the Placement Attaching Options are issued, Listing Rule 7.2 (exception 9) applies to the issue of Shares on the conversion of the Placement Attaching Options and such issuance shall not count towards the Company’s placement capacity.

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Technical information required by Listing Rule 14.1A

32	If Resolution 3 is passed, the Placement Attaching Options will be issued with Shareholder approval pursuant to Listing Rule 7.1 and the Placement Attaching Options will not utilise a portion of the Company’s 15% placement capacity, meaning the Company will have an increased ability to issue Equity Securities over the next 12 months without seeking Shareholder approval.

33	If Shareholders do not approve Resolution 3, the issuance will not occur given the Company’s available capacity under Listing Rule 7.1 and 7.1A.

Technical information required by Listing Rule 7.3

34	Pursuant to and in accordance with the requirements of Listing Rule 7.3, the following information is provided in relation to Resolution 3:

(a)	the Placement Attaching Options are to be allotted to the Placement Participants, sophisticated and professional investors which have been identified and introduced by the Lead Manager in Australia and the Placement Agent in the US (none of which are Material Persons), under the Placement;

(b)	the maximum number of securities to be issued is 1,166,666,667 Placement Attaching Options;

(c)	the material terms of the Placement Attaching Options are set out in Schedule 1 to this Notice of Meeting;

(d)	the Placement Attaching Options are expected to be issued within ten business days of the Meeting but in any event, not more than three months after Shareholder approval;

(e)	the Placement Attaching Options are being issued as attaching options under the Placement, accordingly, the issue price for them is nil; and

(f)	the Placement Attaching Options are being issued as attaching options under the Placement for nil upfront consideration and, therefore, do not raise funds for the Company. Any funds raised from the exercise of the Placement Attaching Options will be used to support the Company’s clinical trial pipeline and otherwise for general working capital of the Company.

Directors’ Recommendation

The Directors unanimously recommend that you vote in favour of this resolution.

Resolution 4: Approval to issue SPP Attaching Options

35	The purpose of Resolution 4 is for Shareholders to approve, under ASX Listing Rule 7.1 and for all other purposes, the issue of up to 166,666,667 SPP Attaching Options with an exercise price of $0.039 per Option and an expiry date of 31 October 2027.

36	As described above in Resolution 1, subject to a number of exceptions, ASX Listing Rule 7.1 limits the amount of Equity Securities that a listed company can issue without the approval of its Shareholders over any 12-month period to 15% of the fully paid ordinary securities it had on issue at the start of that period.

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37	The issue of the SPP Attaching Options does not fall under any of the relevant exemptions. Resolution 4 therefore proposes the approval of the granting of the SPP Attaching Options for the purpose of satisfying the requirements of ASX Listing Rule 7.1.

38	If Resolution 4 is approved and the SPP Attaching Options are issued, Listing Rule 7.2 (exception 9) applies to the issue of Shares on the conversion of the SPP Attaching Options and such issuance shall not count towards the Company’s placement capacity.

Technical information required by Listing Rule 14.1A

39	If Resolution 4 is passed, the SPP Attaching Options will be issued with Shareholder approval pursuant to Listing Rule 7.1 and the SPP Attaching Options will not utilise a portion of the Company’s 15% placement capacity, meaning the Company will have an increased ability to issue Equity Securities over the next 12 months without seeking Shareholder approval.

40	If Shareholders do not approve Resolution 4, the issuance of SPP Shares and SPP Attaching Options will not occur given the Company’s available capacity under Listing Rule 7.1 and 7.1A.

Technical information required by Listing Rule 7.3

41	Pursuant to and in accordance with the requirements of Listing Rule 7.3, the following information is provided in relation to Resolution 4:

(a)	the SPP Attaching Options are to be allotted to the Eligible Shareholders (none of which are Material Persons) and under the SPP;

(b)	the maximum number of securities to be issued is 166,666,667 SPP Attaching Options;

(c)	the material terms of the SPP Attaching Options are set out in Schedule 1 to this Notice of Meeting;

(d)	the SPP Attaching Options are expected to be issued within ten business days of the Meeting but in any event, not more than three months after Shareholder approval;

(e)	the SPP Attaching Options are being issued as attaching options under the SPP, accordingly, the issue price for them is nil; and

(f)	the SPP Attaching Options are being issued as attaching options under the SPP for nil upfront consideration and, therefore, do not raise funds for the Company. Any funds raised from the exercise of the SPP Attaching Options will be used to support the Company’s clinical trial pipeline and otherwise for general working capital of the Company.

Directors’ Recommendation

The Directors unanimously recommend that you vote in favour of this resolution.

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Glossary

ASX	means ASX Limited ACN 008 624 691 or the securities exchange operated by it (as the case requires).

Board	means the board of directors of the Company.

Company or Radiopharm	means Radiopharm Theranostics Limited ACN 647 877 889.

Company Secretary	means Phillip Hains and Nathan Jong.

Corporations Act	means the Corporations Act 2001 (Cth).

Corporations Regulations	means the Corporations Regulations 2001 (Cth).

Directors	means the directors of the Company.

EGM or Meeting	means the extraordinary general meeting of the Company the subject of this Notice of Meeting.

Eligible Shareholder	has the meaning given to that term under section 8 of the Explanatory Memorandum.

Equity securities	has the meaning set out in the Listing Rules.

Explanatory Memorandum	means the explanatory memorandum attached to the Notice of Meeting.

First Tranche Placement Shares	has the meaning given to that term under section 2 of the Explanatory Memorandum.

Key Management Personnel	has the meaning set out in the Listing Rules.

Lead Manager	means Bell Potter Securities Limited ACN 006 390 772.

Listing Rules or LR	means the listing rules of ASX.

Material Persons	means a related party of the Company, member of the Key Management Personnel, substantial holder of the Company, adviser of the Company or associate of any of these parties.

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Notice of Meeting	means the notice of meeting and includes the Explanatory Memorandum.

Option	means an option to acquire a Share.

Placement	has the meaning given to that term under section 2 of the Explanatory Memorandum.

Placement Agent	means B. Riley Securities, Inc. and Leerink Partners LLC.

Placement Attaching Options	means the one free attaching Option for every one Placement Share subscribed for by Placement Participants with an exercise price of $0.03 per Placement Share and expiration of 31 October 2027.

Placement Participants	has the meaning given to that term under section 2 of the Explanatory Memorandum.

Placement Price	has the meaning given to that term under section 3 of the Explanatory Memorandum.

Placement Shares	has the meaning given to that term under section 2 of the Explanatory Memorandum.

Record Date	means 7.00 pm (Sydney time), 17 October 2025.

Resolution	means a resolution of this EGM of the Company.

Second Tranche Placement Shares	means the Placement Shares to be issued to Placement Participants under the Placement which are subject to Shareholder approval under Resolution 1.

Shares	means the fully paid ordinary shares in the Company.

Shareholder	means a person who is the registered holder of Shares.

SPP	has the meaning given to that term under section 8 of the Explanatory Memorandum.

SPP Attaching Options	means the one free attaching Option for every one SPP Share subscribed for by Eligible Shareholders with an exercise price of $0.03 per SPP Share and expiration of 31 October 2027.

SPP Shares	has the meaning given to that term under section 9 of the Explanatory Memorandum.

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Schedule 1

Attaching Options terms

Eligibility	Attaching Options to be issued to Placement Participants and Eligible Shareholders who take up Placement Shares or SPP Shares.

Grant of Attaching Options	To be issued on the basis of one Attaching Option for every one New Share issued to Placement Participants and Eligible Shareholders in accordance with the terms of the Placement or SPP.

Quotation of Attaching Options	The Company will apply to ASX for official quotation of any of the Attaching Options.

Exercise of Attaching Options

Each Attaching Option is exercisable immediately on issue. The Attaching Options may be exercised at any time before their expiry date, wholly or in part, by delivering a duly completed form of notice of exercise together with a cheque for the exercise price. Radiopharm will issue one Share for each Attaching Option exercised.

Holders of Attaching Options may only exercise a minimum of 100,000 Attaching Options on any particular occasion, unless the Holder has, in total, less than 100,000 Attaching Options, in which case they must exercise all their Attaching Options at the same time.

The exercise of each Attaching Option is subject to compliance with the Corporations Act 2001 (Cth) (Corporations Act) (in particular, the requirements of Chapter 6 of the Corporations Act).

Terms of Shares issued	Any Shares issued as a result of exercising an Attaching Option will be issued on the same terms and rank in all respects on equal terms, with Existing Shares.

Transfer and security interests	Placement Participants and Eligible Shareholders may only:
	(a)	create a security interest in; or
	(b)	transfer, assign, dispose or otherwise deal with,
Attaching Options, or any interest in Attaching Options, with the prior written consent of the Board.

Quotation of Shares issued	Application for official quotation of Shares allotted and issued as a result of the exercise of the Attaching Options will be made within three Business Days from the date of issue of the Shares.

Expiration of Attaching Options	Each Attaching Option will have an expiration date that is 31 October 2027.

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Issue price of Attaching Options	No issue price is payable for the Attaching Options as they are issued together with any application by a Placement Participant or Eligible Shareholder for Placement Shares or SPP (as applicable).

Exercise price of Attaching Options	$0.039 upon exercise to acquire each Share.

Option register	Attaching Options will be registered in the name of a Shareholder in an option register maintained by the Share Registry. The Share Registry will issue holding statements that evidence the number of Attaching Options held by the Placement Participants or the Eligible Shareholder. No option certificates will be issued.

Reconstruction of capital	If there is a reconstruction (including consolidation, sub-division, reduction or return) of the issued capital of Radiopharm:
	(a)	the number of Attaching Options or the exercise price of the Attaching Options or both will be adjusted as specified in Listing Rule 7.22 as it applies at the time of the reorganisation; and
	(b)	in all other respects the terms for the exercise of the Attaching Options will remain unchanged.

Adjustment where pro rata issue of Shares, bonus shares or stock dividends

If there is a pro rata issue of Shares, the exercise price of the Attaching Options will be adjusted as specified in Listing Rule 6.22.2. If there is a bonus or cash issue of Shares, the number of Shares issued upon exercise of the Attaching Options will be adjusted as specified in Listing Rule 6.22.3.

There will be no adjustment to the terms of the Attaching Options if there is a pro rata issue of shares.

New issues of Shares	The Attaching Options do not confer a right to participate in new issues of Shares unless the Attaching Options have been exercised on or before the record date for determining entitlements to the issue.

Notice of adjustments	Radiopharm will give written notice to the Attaching Option holder of any adjustment of the exercise price of the Attaching Options and any increase or decrease in the number of Attaching Options.

Dividend rights	While they remain unexercised, the Attaching Options will not give a holder an entitlement to receive any dividends declared and paid by Radiopharm for Shares.

Applicable law	Each Attaching Option is issued subject to:
	(a)	the Corporations Act;
	(b)	the Listing Rules; and
	(c)	the Company’s constitution.

US securities law restriction	The Attaching Options may not be exercised by or on behalf of a person in the United States unless the Attaching Options and the underlying shares have been registered under the US Securities Act of 1933 and applicable US state securities laws, or exemptions from such registration requirements are available.

Notice of Extraordinary General Meeting	15

RAD
RADIOPHARM THERANOSTICS

Proxy Voting Form

If you are attending the virtual Meeting please retain this Proxy Voting Form for online Securityholder registration.

Radiopharm Theranostics Limited | ABN 57 647 877 889

Your proxy voting instruction must be received by **5:00pm (AEDT) on Monday, 01 December 2025**, being **not later than 48 hours** before the commencement of the Meeting. Any Proxy Voting instructions received after that time will not be valid for the scheduled Meeting.

SUBMIT YOUR PROXY

Complete the form overleaf in accordance with the instructions set out below.

YOUR NAME AND ADDRESS

The name and address shown above is as it appears on the Company's share register. If this information is incorrect, and you have an Issuer Sponsored holding, you can update your address through the investor portal: **https://investor.automic.com.au/#/home** Shareholders sponsored by a broker should advise their broker of any changes.

STEP 1 - APPOINT A PROXY

If you wish to appoint someone other than the Chair of the Meeting as your proxy, please write the name of that Individual or body corporate. A proxy need not be a Shareholder of the Company. Otherwise if you leave this box blank, the Chair of the Meeting will be appointed as your proxy by default.

DEFAULT TO THE CHAIR OF THE MEETING

Any directed proxies that are not voted on a poll at the Meeting will default to the Chair of the Meeting, who is required to vote these proxies as directed. Any undirected proxies that default to the Chair of the Meeting will be voted according to the instructions set out in this Proxy Voting Form, including where the Resolutions are connected directly or indirectly with the remuneration of Key Management Personnel.

STEP 2 - VOTES ON ITEMS OF BUSINESS

You may direct your proxy how to vote by marking one of the boxes opposite each item of business. All your shares will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of shares you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on the items of business, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

APPOINTMENT OF SECOND PROXY

You may appoint up to two proxies. If you appoint two proxies, you should complete two separate Proxy Voting Forms and specify the percentage or number each proxy may exercise. If you do not specify a percentage or number, each proxy may exercise half the votes. You must return both Proxy Voting Forms together. If you require an additional Proxy Voting Form, contact Automic Registry Services.

SIGNING INSTRUCTIONS

Individual: Where the holding is in one name, the Shareholder must sign.

Joint holding: Where the holding is in more than one name, all Shareholders should sign.

Power of attorney: If you have not already lodged the power of attorney with the registry, please attach a certified photocopy of the power of attorney to this Proxy Voting Form when you return it.

Companies: To be signed in accordance with your Constitution. Please sign in the appropriate box which indicates the office held by you.

Email Address: Please provide your email address in the space provided.

By providing your email address, you elect to receive all communications despatched by the Company electronically (where legally permissible) such as a Notice of Meeting, Proxy Voting Form and Annual Report via email.

CORPORATE REPRESENTATIVES

If a representative of the corporation is to attend the Meeting the appropriate 'Appointment of Corporate Representative' should be produced prior to admission. A form may be obtained from the Company's share registry online at https://automicgroup.com.au.

Lodging your Proxy Voting Form:

Online

Use your computer or smartphone to appoint a proxy at https://investor.automic.com.au/#/loginsah or scan the QR code below using your smartphone

Login & Click on 'Meetings'. Use the Holder Number as shown at the top of this Proxy Voting Form.

BY MAIL:

Automic
GPO Box 5193
Sydney NSW 2001

IN PERSON:

Automic
Level 5, 126 Phillip Street
Sydney NSW 2000

BY EMAIL:

meetings@automicgroup.com.au

BY FACSIMILE:

+61 2 8583 3040

All enquiries to Automic:

WEBSITE:

https://automicgroup.com.au

PHONE:

1300 288 664 (Within Australia)
+61 2 9698 5414 (Overseas)

STEP 1 - How to vote

APPOINT A PROXY:

I/We being a Shareholder entitled to attend and vote at the Extraordinary General Meeting of Radiopharm Theranostics Limited, to be held virtually at **5:00pm (AEDT) on Wednesday, 03 December 2025 and physically at Level 3, 62 Lygon Street, Carlton, Victoria 3053 and virtually at investor.automic.com.au**

Appoint the Chair of the Meeting (Chair) OR if you are not appointing the Chair of the Meeting as your proxy, please write in the box provided below the name of the person or body corporate you are appointing as your proxy or failing the person so named or, if no person is named, the Chair, or the Chair's nominee, to vote in accordance with the following directions, or, if no directions have been given, and subject to the relevant laws as the proxy sees fit and at any adjournment thereof.

The Chair intends to vote undirected proxies in favour of all Resolutions in which the Chair is entitled to vote.

Unless indicated otherwise by ticking the "for", "against" or "abstain" box you will be authorising the Chair to vote in accordance with the Chair's voting intention.

VIRTUAL PARTICIPATION AT THE MEETING:

The Company is pleased to provide shareholders with the opportunity to attend and participate in a virtual Meeting through an online meeting platform powered by Automic, where shareholders will be able to watch, listen, and vote online.

To access the virtual meeting:

Further information on how to do this is set out in the Notice of Meeting. The Explanatory Notes that accompany and form part of the Notice of Meeting describe the various matters to be considered.

AUTOMIC

RAD

STEP 2 - Your voting direction

Resolutions		For	Against	Abstain
1	Ratification of prior issue of First Tranche Placement Shares to Placement Participants			
2	Approval to issue Second Tranche Placement Shares			
3	Approval to issue Placement Attaching Options			
4	Approval to issue SPP Attaching Options			

Please note: If you mark the abstain box for a particular Resolution, you are directing your proxy not to vote on that Resolution on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

STEP 3 – Signatures and contact details

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director / Company Secretary

Contact Name:

Email Address:

Contact Daytime Telephone

Date (DD/MM/YY)

/ /

By providing your email address, you elect to receive all communications despatched by the Company electronically (where legally permissible).